                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  AMENDMENT TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                 NOVACARE, INC.

                                (Name of Issuer)


                                  COMMON STOCK

                         (Title of Class of Securities)


                                   669930 10 9

                                 (CUSIP Number)


                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               September 27, 1999

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  (Page 1 of 5)

CUSIP No. 669930 10 9                 13D                      Page 2 of 5 Pages


--------------------------------------------------------------------------------
    1  NAMES OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       LDN Stuyvie Partnership
       73-1526937
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------
    3  SEC USE ONLY


--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

                                                                              00
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         / /


--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Oklahoma
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                                                                       5,299,900
 NUMBER OF      ----------------------------------------------------------------
   SHARES        8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH         9  SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                                                            5,299,900
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       5,299,900
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               / /
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            8.4%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

                                                                              PN
--------------------------------------------------------------------------------

CUSIP No. 669930 10 9                 13D                      Page 3 of 5 Pages


--------------------------------------------------------------------------------
    1  NAMES OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Stuyvesant Pierrepont Comfort
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------
    3  SEC USE ONLY


--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

                                                                              00
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         / /


--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                        United States of America
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                                                                       5,299,900
 NUMBER OF      ----------------------------------------------------------------
   SHARES        8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH         9  SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                                                            5,299,900
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       5,299,900
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               / /
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            8.4%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

                                                                              IN
--------------------------------------------------------------------------------

                                 (Page 3 of 5)

Item 3.   Source and Amount of Funds or Other Consideration.

                  The Reporting Persons acquired beneficial ownership of 2,586,500 shares of the securities that are the subject of this filing (the "Subject Securities") from the Partnership's limited partners on September 15, 1999, in exchange for limited partnership interests of the Partnership. The Reporting Persons acquired beneficial ownership of the remaining Subject Securities (2,713,400 shares) through open market purchases in the ordinary course of business with a portion ($2,998,546 million) of the proceeds of cash contributions to the Partnership by its partners.

Item 5.  Interest in Securities of the Issuer:

                  (a)-(b) The Reporting Persons beneficially own 5,299,900 shares of Common Stock, representing approximately 8.4% of the outstanding shares of such class as to which they have sole voting power and dispositive power. Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

                  (c) The Reporting Persons acquired 2,586,500 shares of Common Stock from the Partnership's limited partners on September 15, 1999, in exchange for limited partnership interests of the Partnership. The Reporting Persons acquired beneficial ownership of 2,713,400 shares of Common Stock through open market purchases in the ordinary course of business with a portion ($2,998,546 million) of the proceeds of cash contributions to the Partnership by its partners. The following table summarizes the details of such open market purchases:

DATE                       NO. OF SHARES  PRICE PER SHARE                TOTAL PRICE
----                       -------------  ---------------                -----------
9/13/99                           31,500  $1.1875                            $38,197.75
9/16/99                           25,000  $1.1875                            $30,316.50
9/21/99                           58,500  $1.125                             $67,279.00
9/22/99                          163,300  $1.17671                          $196,243.24
9/23/99                          256,300  $1.171332                         $306,623.89
9/24/99                           42,900  $1.125                             $49,339.00
9/27/99                          105,100  $1.11549                          $119,869.50
9/28/99                           80,800  $1.120514                          $92,561.53
9/29/99                           31,200  $1.1206                            $35,746.72
9/30/99                          166,300  $1.180134                         $200,417.78
10/1/99                           35,700  $1.1875                            $43,290.25
10/4/99                           50,000  $1.1875                            $60,629.00
10/5/99                          461,900  $1.157299                         $546,107.91
10/6/99                          306,500  $1.200993                         $368,104.37
10/7/99                           53,600  $1.138298                          $61,012.75
10/8/99                          128,400  $1.087531                         $139,639.00
10/11/99                         166,400  $1.040464                         $173,133.21
10/13/99                          50,500  $1.024479                          $51,736.20
10/14/99                         199,500  $1.07386                          $185,778.40
10/15/99                          91,300  $0.837544                          $76,467.75
10/18/99                           8,700  $0.83796                            $7,290.25
10/22/99                          19,700  $0.7752                            $15,271.50
10/28/99                          80,300  $0.7751                            $62,236.50



                                  (Page 4 of 5)

10/29/99                         100,000  $0.71254                           $71,254.00
                               ---------                                  -------------
                               5,299,900                                  $2,998,546.00
                               =========                                  =============


                  (d)      Not applicable.

                  (e)      Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 8, 1999

                                        LDN STUYVIE PARTNERSHIP



                                        By:/s/ Stuyvesant Pierrepont Comfort
                                           -------------------------------------
                                        BY:    Stuyvesant Pierrepont Comfort
                                        Title: General Partner


                                        /s/ Stuyvesant Pierrepont Comfort
                                        ----------------------------------------
                                            STUYVESANT PIERREPONT COMFORT




                                  (Page 5 of 5)